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Monastyrsky, Zyuba, Stepanov & Partners

[redacted]

07026101

August 15, 2007

VIA DHL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

OJSC Sibirtelecom
12g3-2(b) Exemption No. 82-35050

Dear Mr. Staffin:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of OJSC Sibirtelecom, a company organized under the laws of the Russian Federation (the "Company") and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you required any additional information, or if you have any questions, please contact the undersigned at +7-495-2314222.

Kindly acknowledge receipt of this letter by sending confirmation to motritch@mzs.ru / muzyka@mzs.ru or by stamping and returning the enclosed copy of this letter by fax (+7-495-2314223).

Very truly yours,

Mikhail I. Motrich

dw 8/22

tel.: +7(495) 231 4222
fax: +7(495) 231 4223
e-mail: moscow@mzs.ru
internet: http://www.mzs.ru
address: 3/1 Novinsky Boulevard, Moscow 121099, Russia

Information made public, distributed to security holders or filed with OJSC RTS, NP RTS and MICEX by Sibirtelecom OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of Statements regarding information that can influence materially on Sibirtelecom OJSC's securities value:
I-1	Summary of the Communication on the Facts of Sibirtelecom OJSC which may substantially affect the price of the Company's Securities "On excluding of the Securities of the Joint Stock Company from the List of the Securities allowed for Trading on the Security Market by the Trade Institutor, 09.07.2007
	Summaries of the Communications on the Material Facts of Sibirtelecom OJSC
II-1	Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Decisions of the General Meetings", 10.07.2007
II-2	Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Accrued and (or) Paid income on the issuers' securities. On the accrued dividends on the ordinary and privileged shares of Sibirtelecom OJSC for 2006", 10.07.2007

Summary of the Communication on the Facts of Sibirtelecom OJSC which may substantially affect the price of the Company's Securities "On excluding of the Securities of the Joint Stock Company from the List of the Securities allowed for Trading on the Security Market by the Trade Institutor (the "Communication") On July 9, 2007

The Communication contains detailed information on the material fact that consists in information about excluding the company's securities from the list of securities allowed for trading in RTS JSC, section "Listed Securities" on July 9, 2007.

Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Decisions of the General Meetings" (the "Communication") on July 10, 2007

The Communication contains information on the material facts that consist of the General Meetings decisions of Sibirtelecom OJSC which are the following:

- Approval of the annual report, annual accounting report and the income and expenses distribution report;
- Elections to the Board of Directors;
- Election of the Supervisory Board members;
- Appointment of the auditor of the company for the year of 2007;
- Definition of the sums of the premiums payable to the members of the Board of Directors;
- Making amendments to the Charter;
- Making amendments to the Regulations of the Board of Directors

Summary of the Communication on the Material Fact
of Sibirtelecom OJSC
"Information on the Accrued and (or) Paid income on the issuers' securities.
On the accrued dividends on the ordinary and privileged shares of
Sibirtelecom OJSC for 2006"
(the "Communication")
on July 10, 2007

The Communication contains detailed information on the material fact that consists in information about the accrued dividends on the company's securities for the year of 2006. The decision to pay the dividends was taken by the annual general shareholders meeting on June 25, 2007

END